

THE LAW OFFICE OF JILLIAN SIDOTI

Received SEC

OCT 08 2013

Washington, DC 20549

38730 Sky Canyon Drive
Suite A
Murrieta, CA 92596
(323) 799-1342
www.jilliansidoti.com

October 7, 2013

Filer Desk
Mail Stop 3040
U.S. Securities and Exchange Commission
100 F. Street N.E.
Washington, D.C. 20549

Re: REIA Investments, LLC
Amendment No. 3 to Offering Statement on
Form 1-A Filed August 13, 2013
File No. 024-10341

Dear Mr. Dang,

Please see the responses to your comments below.

Risk Factors, page 7

1. We note your response to comment 9. Please include an early risk factor that clarifies that your preferred units only receive preference as it relates to the investment made by your Manager, which is nominal compared to your maximum aggregate offering price.

We have added the following:

Our Units offered herein are offered with a Preferred Return. However, the Units and the Preferred Return are only preferential over the investment made by the Manager, which is minimal.

The Units herein offered carry certain Preferred Returns as described herein. However, those returns are only preferred over the interest held by the Manager, which is minimal. All Units offered are paripassu to each other and carry similar rights. The Manager has only invested, and only intends to invest, $50,000. The Company intends to raise up to $5,000,000 which is significantly greater than that invested by the Manager and therefore, the preferred returns only receive preference as it relates to the Manager's investment.

Capitalization, page 34

2.   Please explain why your retained deficit as of 6/30/13 does not agree to the cumulative loss since inception as presented on your statements of operations.

       This was a mistake and has been updated.

3.   As previously requested, please revise the amount of Retained Earnings/(Deficit) to be outstanding after the offering to agree to the amount outstanding as of the latest balance sheet date or tell us why you believe the amount of Retained Earnings/(Deficit) will change as a result of the offering.

       We have updated this and also offered an explanatory note.

Plan of Distribution, page 38

4.   We note your response to comment 8. Please note the application of Rules 253(e) and 257 of Regulation A to your offering.

       We have added the following:

       In compliance with Rule 253(e) of Regulation A, the Manager shall revise this Offering Circular during the course of the Offering whenever information herein has become false or misleading in light of existing circumstances, material developments have occurred, or there has been a fundamental change in the information initially presented. Such updates will not only correct such misleading information but shall also provide update financial statements and shall be filed as an to the Offering Circular and be requalified under Rule 252.

       We also note the use of Form 2-a and the required 7 copies under Rule 257.

Transactions with Related Persons, page 41

5.   We note that your manager has contributed an additional $20,000 since your prior amendment for a total contribution of $50,000. However, your disclosure on page 42 still indicates that your manager intends to contribute up to $20,000 more as a capital contribution. Please clarify to us whether your manager intends to contribute an additional $20,000 for a total of $70,000.

We have updated this to eliminate any confusion. The Manager does not intend on contributing an additional $20,000.

Cash Distributions, page 45

6.   We note your response to comment 10 that until all preferred members receive their "full distribution," no other distributions will be made. In the example where a pro rata distribution is made, please clarify if the shortfall will carry forward to the following periods and accumulate.

       We have made the following update to both this section and the Operating Agreement:

1) receive a Class Preferred Return of 5% annualized.
   a) If Cash Available for Distributions do not permit returns in 1 above, then returns shall be provided on a pro rata basis whereby each Member will be reduced at the same ratio. For example, if there is only enough in distributions to permit the Class A Preferred Members to receive a 6% Preferred Return, this will be a reduction of 14%. Therefore, Class B Members will be reduced by 14%, and Class C Members will be reduced by 14%. Any remaining cash will be held by the Company until such time where Cash Available for Distributions allows the Company to meet its obligations under 1 above. Until all Members receive their full distribution they are entitled to under 1 above, no other distributions under this Section shall be made.
   b) In the event of a shortfall in any given year in 1(a) above, such distributions will accumulate and carry forward to the following periods.
2) Then, to the Manager, in an amount equal to 75% of distributable Cash Available From Operations, as determined by the Manager, after the distributions to the Preferred Members as set forth in 1 above and 25% of distributable Cash Available from Operations to the Preferred Members, pro rata in accordance with the Capital Account Balances.

Accounting and Reports, page 47

7. We note your response to comment 11 that you do not intend on disclosing the capital account balances of other members. Please clarify if you will disclose to each member their own capital account balance in the reports provided to them.

   We have added the following:

   Members will also be provided, on their quarterly reports, the Member's Capital Account Balance, distributions accumulated (if any), and distributions paid.

Withdrawal from Fund, page 48

8. We reissue comment 12. You disclose that the capital account amount is the "amount… paid in cash… less any withdrawals." Please revise to reconcile this with your disclosure that the capital account is adjusted for income/losses and distributions.

   We have added the following:

   The amount that a Withdrawing Member will receive from the Company is based on the Withdrawing Member's capital account. A capital account is the amount that the Withdrawing Member paid in cash to the Company less any allocated losses, plus any allocated income, and less any withdrawals. Although Members are allowed to request the return of their Capital Account, it is solely to the discretion of the Manager to return such Capital Account before the Manager distributes the return of Capital Accounts expected to happen between years five and seven of the Company. The Manager will not establish a Reserve Account for such requests.

9. We reissue comment 13. Please disclose the time frame your manager is required to act on a withdrawal request.

We have added the following:

The Manager will attempt to provide for such requests before the end of the quarter following such a request. The quarters end on March 31, June 30, September 30, and December 31.

Balance Sheets, page F-7

10.   Please revise to include your balance sheet as of June 30, 2013.

We have revised up to September 30, 2013.

Statement of Changes in Net Assets Attributable to the Member, page F-9

11.   Please revise to include your statement of changes in net assets as of June 30, 2013.

We have revised up to September 30, 2013.

Statements of Changes in Net Assets Attributable to the Member, page F-9

12.   Please tell us why cumulative net loss since inception ($25,124) does not agree to the cumulative net loss of ($26,488) as presented on the statements of operations.

We have corrected.

Exhibits

13.   Your response to prior comment 15 indicates that you have filed an updated consent from your auditor. However, such consent is not included with your filing. Please obtain and file with your next amendment an updated consent from your auditor.

We did file this. According to our receipt from our printer this was sent to the Commission. We have included it again for your records. However, we have revised our document to exclude the audit report as our auditor is no longer a member of the PCOAB in good standing.

We have also made revisions throughout the document to not refer to the financial statements as "audited." We updated our "going concern" risk factor as well to note that our previous auditor is no longer in good standing.

The Company acknowledges that:

- the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the Company may not assert the Commission's action of declaring the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Further,

(i) The Company acknowledges that in connection with the comments made by the staff of the Commission on the Form 1-A, the staff has not passed generally on the accuracy or adequacy of the disclosure made in the Form 1-A;

(ii) The Company acknowledges that the acceleration of the effectiveness of its Form 1-A does not relieve the Company of its responsibility for adequate and accurate disclosure in the Form 1-A; and

(iii) The Company represents that it will not assert as a defense in an action by the Commission or any other party the fact that the effectiveness of its Form 1-A was accelerated by the Commission.

If you have any questions or need any additional information to grant qualification, please advise.

Sincerely,



Jillian Ivey Sidoti, Esq.